THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND ARE NOT REGISTERED THEREUNDER. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THESE SECURITIES, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, EXCEPT PURSUANT TO A REGISTRATION STATEMENT DULY FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, UNLESS AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
JJ PFISTER DISTILLING COMPANY, LLC

This Amended and Restated Operating Agreement, effective January 1, 2019 ("Effective Date"), is entered into by and between Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust dated May 19, 1988, Kevin W. Keck and Gail W. Keck, as Trustees of The Brian Christopher Keck Irrevocable Family Protection Trust dated April 14, 2011, Jo Ann Keck Connor, as Trustee of The Jo Ann Keck Connor Special Irrevocable Family Protection Trust dated December 28, 2009, Gary L. Keck and Anna E. Keck, as Trustees of the Keck 1998 Living Trust dated August 5, 1998, Kevin W. Keck and Gail W. Keck, as Trustees of The Philip William Keck Irrevocable Family Protection Trust dated April 14, 2011, Kevin W. Keck and Gary W. Keck, as Trustees of The Laura Eastburn Keck Irrevocable Family Protection Trust dated April 14, 2011, Michael Moore, Chris Johnson and Jon Lilley (collectively, "Members").

Explanatory Statement

Kevin Keck, Gail Keck and Brian Keck (collectively, "Original Members") organized this Company under the Act. The Articles of Organization ("Articles") of the Company were filed with the Secretary of State on August 2, 2016. The Original Members adopted and approved the Articles. The Original Members executed the Company's initial operating agreement, dated August 2, 2016. As of the Effective Date, Jo Ann Connor, Gary Keck, Phillip Keck, Laura Keck Gifford, Michael Moore, Chris Johnson and Jon Lilley (collectively, "New Members") have been admitted as Members in the Company. The Members have executed this Agreement to provide for the governance of the Company, to describe the conduct of its business and activities, and to specify the rights and obligations of the Members and any Additional Members or Substitute Members, as of the Effective Date and thereafter.

NOW, THEREFORE, the Members agree to operate this Company under the following terms and conditions as of the Effective Date and thereafter:

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ARTICLE 1

DEFINED TERMS

The following capitalized terms shall have the respective meanings specified in this Article 1.

1.1 "Act" means the Oregon Limited Liability Company Act, 2017 Oregon Revised Statutes, Chapter 63, Section 63.001, and following, as amended from time to time.

1.2 "Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(a) The deficit shall be decreased by the amounts which the Interest Holder is deemed obligated to restore pursuant to Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g) and 1.704-2(i)(5); and

(b) The deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

1.3 "Affiliate" means (a) a Person directly or indirectly controlling, controlled by, or under common control with another Person; (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of another Person; (c) an officer, director, partner, manager or member of the Company; (d) or any member of the immediate family of an officer, director, partner, manager or member, of another Person; and/or (e) any Affiliate of any Person described in (a), (b), (c) or (d) hereof.

1.4 "Agreement" means this Amended and Restated Operating Agreement, as amended from time to time including each exhibit hereto. This Agreement supercedes and replaces all prior operating agreements of the Company

1.5 "Assignee" means the Person who has acquired an Economic Interest in the Company but is not a Member.

1.6 "Bankruptcy" means the institution of any proceedings under federal or state laws for relief of debtors, including the filing of a voluntary or involuntary petition under the federal bankruptcy law; an adjudication as insolvent or bankrupt; an assignment of property for the benefit of creditors; the appointment of a receiver, trustee, or a conservator of any substantial portion of assets; or the seizure by a sheriff, receiver, trustee, or conservator of any substantial portion of assets; the filing of a petition seeking for a Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any state law -- where the dismissal of a proceeding under this Article or the removal of a conservator, receiver, or trustee is not obtained within sixty (60) days after such event.

1.7 "Business" means the Company's business activities referred to in Article 2.3.

1.8 "Capital Account" means the account to be maintained by the Company for each Interest Holder in accordance with the following provisions:

(a) An Interest Holder's Capital Account shall be credited with the amount of money and the fair market value of property contributed to the Company and the Interest

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Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of Article 4.5.3 (other than the first sentence of Article 4.5.3); and

(b) An Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder (net of liabilities secured by such distributed property that the Interest Holder either assumes or to which such property is subject), the amount of any unsecured liabilities of the Interest Holder assumed by the Company, and the Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Article 4.5.3 (other than the first sentence of Article 4.5.3).

(c) If any Economic Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to Article 4.5.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment.

(d) It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

1.9 "Capital Contribution" or "Contribution" means any money or property which a Member contributes to or on behalf of the Company as capital in that Member's capacity as a Member in consideration of this Agreement.

1.10 "Cash Flow" means all cash derived from operations of the Company (including interest received on reserves) without reduction for any non-cash charges, but less cash used to pay current operating expenses and to pay or establish essential short-term reasonable reserves for debt payments or other future expenses of the Company.

1.11 "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

1.12 "Company" means the limited liability company formed in accordance with this Agreement.

1.13 "Default" means the failure of any Member to perform any of the obligations imposed upon him, her or it under this Agreement.

1.14 "Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to Vote or to participate in management, or any right to information concerning the business and affairs of the Company.

1.15 "Family Member" means the spouse of a Member and any person who is related to an existing Member within the fifth (5th) degree of consanguinity.

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1.16 "Interest Holder" means any Person who holds an Economic Interest, whether as a Member or as an Assignee of a Member.

1.17 "Involuntary Withdrawal" has the meaning provided therefor in Article 6.2.

1.18 "Majority of Members" means the Members whose combined Percentage Interests in the Company constitute more than fifty percent (50%) of the total Percentage Interests of the Members entitled to Vote thereon.

1.19 "Manager" means Kevin Keck, unless another designation is made pursuant to Article 5.

1.20 "Member" means any Person who executes this Agreement or a counterpart of this Agreement as a Member and any Person who subsequently is admitted as a Member of the Company.

1.21 "Member Loan Nonrecourse Deductions" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

1.22 "Member Nonrecourse Debt Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(i)(2) (determined by substituting "Member" or "Interest Holder" for "partner").

1.23 "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to Vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.24 "Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

1.25 "Negative Capital Account" means a Capital Account with a balance of less than zero.

1.26 "Net Cash from Operations" shall mean those proceeds which the Company derives from all sources (including, without limitation, operations) and the Manager deems available, in the Manager's reasonable discretion, for distribution to the Members, taking into account, among other factors: (a) all of the obligations of the Company then due and payable (including, without limitation, any Member loans); (b) anticipated expenditures of the Company; and (c) amounts placed into reserves to satisfy customary and usual claims with respect to the Company's business. Notwithstanding the foregoing provisions, "Net Cash From Operations" shall exclude "Net Cash From Sale" (as defined in Article 1.27).

1.27 "Net Cash from Sale" shall mean those gross cash proceeds which the Company derives from all sales, refinancings, or other dispositions (including, without limitation, dispositions pursuant to casualties or condemnations) of all or any part of the property of the Company or the Company itself, less: (a) all obligations owed under any loans or other debt obligations secured by the property of the Company or the Company itself; (b) all reasonable, ordinary and necessary expenses incurred in connection with such sale, or other disposition; (c) all other obligations of the Company then due and payable (including, without limitation, any

Member loans); (d) anticipated expenditures of the Company; and (e) amounts placed into reserves to satisfy customary and usual claims with respect to the business of the Company.

1.28 "Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

1.29 "Nonrecourse Liability" has the meaning set forth in Regulation Section 1.704-2(b)(3).

1.30 "Percentage Interest' or "Percentage" means, as to any Member, the percentage interest in profits, losses and distributions set forth after the Member's name on **Exhibit A** hereto, based on the relative capital contributions of the Members. "Percentage Interest" or "Percentage" means, as to an Interest Holder who is not a Member, the Percentage or part of a Percentage that corresponds to the portion of a Member's Economic Interest that the Interest Holder has acquired, to the extent the Interest Holder has succeeded to that Member's Economic Interest, as such Member's Percentage may be adjusted from time to time.

1.31 "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

1.32 "Positive Capital Account" means a Capital Account with a balance greater than zero.

1.33 "Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(a) All items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(b) Any tax-exempt income of the Company, not otherwise taken into account, shall be included;

(c) Any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account shall be subtracted from taxable income or loss;

(d) Gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the book value as adjusted under Regulation Section 1.704-1(b) ("adjusted book value") of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted tax basis of the property for federal income tax purposes;

(e) In lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

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(f)   Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Article 4.5 shall not be taken into account in computing Profit or Loss.

1.34   "Property" means the real property located at 9819 Business Park Drive, Sacramento, California 95827, and/or any additional or replacement real property acquired or leased by the Company.

1.35   "Regulations" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

1.36   "Secretary of State" means the Secretary of State of the State of Oregon.

1.37   "Substitute Member" has the meaning set forth in Article 6.4.

1.38   "Supermajority of Members" means the Members whose combined Percentage Interests in the Company constitute at least sixty-six and two-thirds percent (66 2/3%) of the total Percentage Interests of the Members entitled to Vote thereon.

1.39   "Transfer" means, when used as a noun, any sale, encumbrance, pledge, assignment, or other transfer, and, when used as a verb, to sell, encumber, pledge, assign, or otherwise transfer.

1.40   "Voluntary Transfer" means a Member's dissociation from the Company by means other than a Transfer or Involuntary Withdrawal.

1.41   "Vote" means a vote by written consent, a ballot cast at a meeting, or a voice vote of the Members.

ARTICLE 2

FORMATION , NAME, OFFICE, PURPOSE AND TERM

2.1   **Organization**. The Company has been organized pursuant to the Act and the provisions of this Agreement. The Company was formed upon the filing of the Articles with the Secretary of State.

2.2   **Name of the Company**. The name of the Company is JJ Pfister Distilling Company, LLC, an Oregon limited liability company. The Company may do business under that name and under any other name or names upon which the Members agree. If the Company does business under a name other than that set forth in its Articles, the Company shall file and publish a fictitious business name statement as required by law.

2.3   **Purpose**. The purpose of the Company is to engage in any lawful business activity. Initially, the purpose of the Company is to operate a distilling company that creates and distributes various distilled spirits.

2.4   **Entity Form**. The Members intend the Company to be a limited liability company under the Act, classified as a partnership for federal and, to the maximum extent possible, state income taxes. Neither the Manager nor any Members shall take any action inconsistent with the express intent of the parties to this Agreement.

2.5 **Term.** The existence of the Company shall commence on the date of acceptance of the Articles by the Secretary of State, and shall continue until terminated pursuant to Article 7 of this Agreement or by law.

2.6 **Principal Place of Business.** The Company's principal place of business shall be located at 1059 Wilhaggin Park Lane, Sacramento, California 95864, or at any other location within Oregon or California as selected by the Manager.

2.7 **Resident Agent.** As of the Effective Date, Kevin W. Keck shall serve the resident agent for the Company in California and his address is 1059 Wilhaggin Park Lane, Sacramento, California 95864. As of the Effective Date, Karin Noanan shall serve as the resident agent for the Company in Oregon and her address is 12080 Homedale Road, Klamath Falls, Oregon 97603. Upon a vote of the Majority of Members, the resident agents may change.

2.8 **Members.** The name, present mailing address and Percentage Interest of each Member are set forth in Exhibit A hereto, as amended from time to time.

2.9 **Title to Company Property.** All property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in any Company property in the Member's individual name or right, and each Member's Membership Interest shall be personal property for all purposes. All real and personal property acquired by the Company shall be acquired and held by the Company in the Company's name.

ARTICLE 3

CAPITAL AND CAPITAL ACCOUNTS

3.1 **Capital Contribution of Members.** As of the Effective Date, each Member has made Capital Contributions as set forth in the books and records of the Company, as amended from time to time when additional Capital Contributions, if any, are made.

3.2 **Future Capital Contributions.** Future Capital Contributions may be required. Whenever it is reasonably determined by a Majority of Members that capital is, or is likely to become, necessary for the operation of the Company or the maintenance or management of the Property, the Majority of Members may, by written notice to all Members, call for Capital Contributions in accordance with the following provisions. The Majority of Members shall, before calling for additional Capital Contributions, use cash from the Company's operations to the extent such funds are available in their discretion for that purpose.

3.2.1 Any Capital Contribution shall be payable in cash or current funds no later than the date specified in the notice given. Members may deliver their Capital Contributions to the Company be electronic transfer to a bank account or accounts as designated by a Majority of Members.

3.2.2 Each Member shall be liable to the Company for that Member's proportionate share, based on the Member's Percentage Interest, of any aggregate Capital Contributions duly called for under this Article 3.2.

3.2.3 A Majority of Members shall give written notice to each Member of the total amount of the Capital Contribution and such Member's proportionate share thereof.

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3.2.4 No Member may make any voluntary contribution of capital to the Company without the prior written consent of the Members holding at least seventy-five (75%) of Membership Interests.

3.2.5 The failure by any Member to make a Capital Contribution shall constitute a Default under Article 1.13 above.

3.2.6 A separate Capital Account shall be maintained for each Member and Interest Holder. Each Capital Account shall be credited with the aggregate Capital Contribution made by each Member and Interest Holder pursuant to Article 3.1, Article 3.2, and Article 3.3, if any.

3.2.7 At such times as a Majority of Members shall determine, the Members will be required to make additional Capital Contributions to reimburse the Company for its usual operating costs, including but not limited to, state franchise fees, legal and accounting fees and expenses (collectively, "Operating Expenses"). Each Member shall deliver his, her or its pro rata share of the Operating Expenses within thirty (30) days after a Majority of Members request the same in writing.

3.3 **Default of Additional Capital Contributions.** If at any time a Member fails to make a Capital Contribution as required in the notice described in Article 3.2, the Company shall not dissolve or terminate, but shall continue subject to the provisions of this Article 3.3:

3.3.1 The Manager or any Member shall give notice to all Members of the failure of any Defaulting Member to make the Capital Contribution. The notice shall specify the amount not contributed.

3.3.2 The Defaulting Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorneys' fees and accountants' fees caused by the failure to make any Capital Contribution.

3.3.3 "Capital Shortfall" means a Capital Contribution that is not made by a Defaulting Member.

3.3.4 If a Member fails to make a Capital Contribution as required in this Article, the Nondefaulting Members shall have the right, but not the obligation, upon giving the Defaulting Member an additional ten (10) days' notice and upon the failure of the Defaulting Member to pay the Capital Shortfall within the additional ten (10) days, to contribute all or a portion of the Defaulting Member's Capital Shortfall. Any Nondefaulting Member who advances sums to cover all or any portion of the Capital Shortfall of a Defaulting Member may elect one of the following two options:

(a)　　Advance the amount owing by the Defaulting Member and treat the same as a loan to the Defaulting Member, which loan shall bear interest from the date the advance is made until paid at the lesser of (i) the maximum rate of interest permitted by Oregon law, or (ii) at the rate of ten percent (10%) per annum. This loan shall be secured by a lien on the Defaulting Member's Membership Interest. Unless earlier repaid, any such advances, together with interest as set forth above, may, at the option the lending Member, be deducted and repaid from the distributions otherwise allocated and distributable to the Defaulting Member.

(b)　　Purchase the entire interest of the Defaulting Member, at a price agreed upon by the Defaulting Member and the Nondefaulting Member or, if they cannot agree within thirty (30) days after the expiration of the period described in Article 3.3.4, at a price established pursuant to the appraisal procedure specified in Article 6.2.1. If purchased, all interest of the defaulting Member in the Company shall terminate.

3.3.5 If the interest of the Defaulting Member is purchased by the Nondefaulting Member, an escrow shall be opened at a mutually agreeable escrow company and the escrow shall close within thirty (30) days from the date of determination of the purchase price of the Defaulting Member's interest in the Company pursuant to Article 3.3.4(b). The purchase price shall be paid on the terms and conditions set forth in Article 6.2.2.

3.4 **Effect of Default.** Upon the occurrence of, and for the duration of, a Default by any Member, the Defaulting Member shall not have any right to Vote the Defaulting Member's Membership Interest or otherwise participate in the management or control of the business and affairs of the Company and any and all provisions of this Agreement, with respect to management and control, shall be determined without including the Membership Interest of the Defaulting Member. Also, during such period of Default, the Defaulting Member shall not be entitled to receive any distributions from the Company on account of his, her or its Percentage Interest until the Default has been cured. The foregoing provisions shall be in addition to the Company's remedies under the Act. Upon satisfaction of a Defaulting Member's obligations (whether by enforcement of a remedy or otherwise) under this Article 3, the Defaulting Member shall be restored to full membership status to the extent of any remaining Percentage Interest.

3.5 **Return of Contributions upon Withdrawals of Members.** Except as provided in this Agreement, no Member or Interest Holder shall have the right to receive any distribution or the return of any Contribution upon any Withdrawal from the Company, unless the Company dissolves and the existence of the Company is not continued as provided herein.

3.6 **No Priority.** Except as specifically set forth herein, no Member or Interest Holder shall have priority over any other Member or Interest Holder with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits or items thereof.

3.7 **Formation Expenses.** Notwithstanding any other provision of this Agreement, the Members shall be entitled to recover, from the first available cash flow of the Company, the expenses incurred in connection with the formation of the Company including, but not limited to, attorney's fees, costs, filing fees and deposits.

3.8 **Limited Liability.** The Members shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

ARTICLE 4

PROFIT, LOSS AND DISTRIBUTION

4.1 **Distribution of Net Cash from Operations.** The Company shall distribute Net Cash from Operations to the Members in the following order of priority:

4.1.1 First, to the Members, pro rata, in accordance with their respective accrued but undistributed Capital Contributions, until each Member has received distributions under Articles 4.1.1 and 4.2.1 which, in the aggregate, equal each Member's accrued but undistributed Capital Contribution; and

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4.1.2 Thereafter, to the Members, pro rata, in accordance with their respective Percentage Interests.

4.2 **Net Cash from Sale**. The Company shall distribute Net Cash from Sale to the Members in the following order of priority:

4.2.1 First, to the Members, pro rata, in accordance with their respective accrued but undistributed Capital Contributions, until each Member has received distributions under Articles 4.1.1 and 4.2.1 which, in the aggregate, equal each Member's accrued but undistributed Capital Contribution; and

4.2.2 Thereafter, to the Members, pro rata, in accordance with their respective Percentage Interests.

4.3 **Time of Distribution**. The Company shall distribute Net Cash From Operations and Net Cash From Sale at such times the Manager shall determine, in the Manager's reasonable discretion.

4.4 **Allocation of Profit or Loss**. Subject to Article 4.1 and 4.2, after giving effect to the special allocations set forth in Article 4.5, for any taxable year of the Company, Profit and Loss shall be allocated to the Members, pro rata, in proportion to their Percentage Interests.

4.5 **Regulatory Allocations**. Notwithstanding the provisions of Articles 4.1 and 4.2:

4.5.1 **Impermissible Deficits and Qualified Income Offset**. The allocation of Losses and deductions shall comply with, and shall be interpreted consistently with, the "alternate test for economic effect" and "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.5.2 **Minimum Gain Chargebacks**. In order to comply with the "minimum gain chargeback" requirements of Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in an Interest Holder's share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company taxable year, such Interest Holder shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4) before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this Article 4.5.2 shall constitute a "minimum gain chargeback" under Regulation Sections 1.704-2(f) and 1.704-2(i)(4).

4.5.3 **Contributed Property and Book-Ups**. In accordance with Code Section 704(c) and the Regulations thereunder, including Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of Contribution (or deemed Contribution). If the adjusted book value of any Company asset is adjusted under Regulation Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take into account any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder. The parties hereto agree to use the traditional method with curative allocations, as described in Regulation Section 1.704-3(c), for making Code Section 704(c) allocations.

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4.5.4 Code Section 754 Adjustment. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that section of the Regulations.

4.5.5 Nonrecourse Deductions. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.5.6 Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i).

4.5.7 Guaranteed Payments. To the extent any compensation paid to any Interest Holder by the Company, including any fees payable to any Interest Holder pursuant to Article 5.3 hereof, is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Interest Holder other than in the Person's capacity as a partner (interest Holder) within the meaning of Code Section 707(a), the Interest Holder shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Interest Holder's Capital Account shall be adjusted to reflect the payment of that compensation.

4.5.8 Unrealized Receivables. If an Interest Holder's Economic Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to Article 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture.

4.5.9 Withholding. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.5.10 Nonrecourse Liabilities. Solely for purposes of determining an Interest Holder's proportionate share of "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Interest Holders' interest in Company Profits shall be based on their respective Percentages.

4.5.11 Curative Allocations. The Company shall take into account any special allocations of items of income, gain, loss, or deduction pursuant to Article 4.5 in computing subsequent allocations pursuant to the other provisions of Article 4 so that the net amount of any items so allocated and all other items allocated to each Member pursuant to Article 4 shall, to the extent possible, be equal to the net amount that would have been allocated to each Member pursuant to Article 4 if the special allocations in Article 4.5 had not been made.

4.5.12 Intent of Allocations. The tax allocation provisions of this Agreement are intended to produce final Capital Account balances of the Interest Holders that will permit liquidating distributions that are made in accordance with such final Capital Account balances to be equal to the distributions that would occur if such distributions were made to the Interest Holders in proportion to their Percentages. To the extent that the tax allocation provisions of this Agreement would not produce such final Capital Account balances, (a) such provisions shall be amended by the Members if and to the extent necessary to produce such result and (b) taxable income or tax loss of the Company for prior open years (or items of gross income and deduction of the Company) shall be reallocated among the Interest Holders to the extent it is not possible to achieve such result with allocations of income (including gross income) and deduction for the current year and future years. This Article 4.5.12 shall control notwithstanding any reallocation or adjustment of taxable income, tax loss, or items thereof by the Internal Revenue Service or any other taxing authority.

4.5.13 Income Tax Provisions. The Interest Holders are aware of the income tax consequences of this Article 4 and agree to be bound by these provisions in reporting their shares of Profit, Losses, and other items for federal and state income tax purposes.

4.6 Liquidation and Dissolution. Notwithstanding any provision herein to the contrary, upon liquidation of the Company, the assets of the Company shall be distributed to the Interest Holders in accordance with their positive balances in their respective Capital Accounts, after giving effect to all Contributions, distributions, and allocations for all periods, until reduced to zero, and then in accordance with their Percentage Interests. Distributions to the Interest Holders pursuant to this Article 4.6 shall be made in accordance with Regulation Section 1.704-1(b)(2)(ii)(b)(2).

4.7 General.

4.7.1 The timing and amount of all distributions shall be in compliance with the Act and shall be determined by a Majority of Members. The Members acknowledge that, in the event of a distribution prohibited by law with respect to which such Members have actual knowledge of facts indicating the impropriety of the distribution, they may be obliged to return such distributions pursuant to the Act.

4.7.2 Subject to the unanimous approval of the Members, if any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. The fair market value of the assets shall be determined by an independent appraiser, who shall be selected by a Majority of Members. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Articles 4.4 and 4.5 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets.

4.7.3 All Profit and Loss shall be allocated and all distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to any extraordinary non-recurring items of the Company.

4.7.4 A Majority of Members are hereby authorized, upon the advice of the Company's tax advisor, to amend this Article 4 to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to an Interest Holder without the Interest Holder's prior written consent.

4.8   **No Priority.** Except as specifically set forth herein, no Member shall have priority over any other Member with respect to any distributions or allocations of income, gain, Profits, Losses, Cash Flow, deductions, credits or items thereof.

ARTICLE 5

MANAGEMENT, RIGHTS, POWERS AND DUTIES

5.1   Management.

5.1.1 Manager. The Company shall be managed by Kevin Keck, until another designation is made pursuant to this Article 5.

5.1.2 General Powers. Subject to the limitations described in Articles 5.1.4 and any applicable requirements of law, the Manager shall have full, exclusive, and complete discretion, power, and authority to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including without limitation, the power to execute all other instruments and documents which may be, in the discretion of the Manager, necessary or desirable to carry out the intent and purpose of this Agreement, including but not limited to:

(a)   To execute, in furtherance of any purpose of the Company, any instrument to obtain financing and issue evidences of indebtedness on behalf of the Company and to pledge and hypothecate assets of the Company for such loans;

(b)   To execute, in furtherance of any purpose of the Company, any instrument purporting to convey or encumber any or all of the Company assets;

(c)   To employ from time to time, at the expense of the Company, persons required for the Company's activities including accountants, attorneys, and others, regardless of whether such persons also may be Members of and/or employed by the Manager or the Manger's Affiliates; and

(d)   To engage in any kind of reasonable activity, and to enter into, perform and carry out reasonable contracts of any kind, necessary to, or in connection with, or incidental to the accomplishment of, the purposes of the Company.

5.1.3 Right of Others to Rely on Manager's Authority. Subject to the limitations described in Article 5.1.4, the execution and delivery of any contract or instrument, or

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the taking of any action, by the Manager on behalf of the Company will be sufficient to bind the Company, and will not require the consent of any other Member.

5.1.4 Actions Requiring Supermajority Approval. Notwithstanding anything to the contrary in this Agreement, without the written approval of a Supermajority of Members, the Manager shall not have the power or authority to make any of the following decisions or perform any of the following acts on behalf of the Company:

(a)   Amending the Articles of Organization or this Agreement;

(b)   Filing a petition for relief under Title 11 of the United States Code;

(c)   Performing any act contrary to the provisions of this Agreement;

(d)   Acquiring any properties or other Company assets in a single transaction for an amount in excess of Five Thousand Dollars ($5,000.00);

(e)   Incurring any liability or obligation, whether by contract, agreement or otherwise, in excess of Five Thousand Dollars ($5,000.00) (unless previously approved by the Members as a line item in the Company's annual budget);

(f)   Liquidating of dissolving the Company;

(g)   Admitting an additional Member to the Company;

(h)   Adopting an annual budget or a material modification of an approved annual budget;

(i)   Accepting a loan by any Member to the Company;

(j)   Changing the primary purpose of the Company; and

(k)   Modifying any insurance obtained by the Members for the Company; provided, however, that any Member may, at that party's sole cost and expense, increase coverage without prior approval.

(l)   The use of the Company's property to redeem an interest subject to a charging order;

(m)   The sale, lease, exchange, mortgage, pledge or other transfer or disposition of all, or substantially all, of Company's real and personal property, with or without goodwill;

(n)   The sale, lease, exchange, mortgage, pledge or other transfer or disposition of any real property of the Company;

(o)   The merger of the Company with any other entity;

(p)   The conversion of Company into any other type of entity;

(q)   The incurring of indebtedness by the Company other than in the ordinary course of the business of the Company;

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(r)   A transaction involving an actual or a potential conflict of interest between a member or a manager and the Company;

(s)   A change in the nature of the Company's business; and

(t)   Any other matter specified in the articles of organization or any operating agreement as requiring member approval if no number or percentage of members is otherwise stated.

5.1.5 Action without a Meeting. Unless otherwise expressly provided in this Agreement, action requiring the consent of the Members or Manager may be taken by written consent and without a meeting.

5.1.6 Limitation on Authority of Members. No Member is an agent of the Company solely by virtue of being a Member, and only the Manager and the officers, if so appointed (as identified in Article 5.1.7), have authority to act for the Company.

5.1.7 Removal of a Manager. The Manager may be removed, upon the Vote of a Majority of Members (excluding the Vote of the Member or spouse of the Member serving as the Manager) in the event the Manager commits fraud with respect to the Company or its assets, is found guilty of (or pleads nolo contendere to) a crime, either a felony or a misdemeanor, or is found by the Court to have failed to exercise due care in the management of the Company. Upon any such removal, the Manager's interest hereunder shall become that of a non-manager and the replacement Manager shall be appointed by a Majority of Members excluding the Vote of the Membership Interests held by the then replaced Manager and, if applicable, the Manager's spouse.

5.1.8 Officers. The Company may appoint officers including a president, secretary and chief financial officer. If appointed, the president shall preside at all meetings of the Members and shall have such powers and duties usually vested in a president. Any other officers, if appointed, shall have the powers and duties as determined by a Majority of Members. The Members, by a majority Vote, may alter the powers and duties of the officers and may replace them at any time. Since the formation of the Company, Brian Keck has served as the chief executive officer, Kevin Keck has served as the president, and Gail Keck has served as the chief financial officer and secretary of the Company. These individuals shall continue to serve in these positions after the Effective Date and until other designations, if any, are made by the Majority of Members.

5.2   Meetings and Approvals. No annual or regular meetings are required to be held. However, if no meeting has occurred for a period of six (6) months since the formation of this Company or the most recent meeting thereof, then any Member holding at least five percent (5%) of the Membership Interests may request a meeting. If any such meetings are held, such meetings will be held at the Company's principal place of business, will be noticed at least fifteen (15) days prior thereto, and shall be conducted in accordance with the Act. In any instance in which the approval of the Member is required under this Agreement, such approval may be obtained in any manner permitted by the Act.

5.3   Personal Service and Management Fee.

5.3.1 No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by a Majority of Members and the Manager, no

Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

5.3.2 No Member in his or her individual capacity as a Manager shall be paid a management fee for any management services rendered to the Company pursuant to this Agreement. The Manager and Members shall be entitled to reimbursement for actual expenses reasonably incurred and advances reasonably made in furtherance of the business of the Company.

5.4 Duties of Manager and Members.

5.4.1 The Manager shall devote such time to the business and affairs of the Company as is necessary to carry out the Manager's duties set forth in this Agreement.

5.4.2 No Member shall engage in or conduct any activity, directly or indirectly, that competes with the business of the Company. Notwithstanding the foregoing, any Member may, by virtue of his or her investment in a retirement plan or mutual fund, own up to five percent (5%) of a competing business, provided the ownership interests of the competing business are traded on a nationally recognized exchange.

5.5 Indemnification of Manager.

5.5.1 The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, and within the applicable standard of care for a fiduciary.

5.5.2 The Company shall indemnify the Manager for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless such act constitutes grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

5.6 Power of Attorney.

5.6.1 **Grant of Power**. Each Member appoints the Manager as his, her or its true and lawful Attorney-In-Fact concerning the actions of the Member taken in the furtherance of the Company's business, and in the name, place, and stead of each Member, to make, execute, sign, acknowledge, and file:

(a) One or more Articles of Organization;

(b) All documents (including amendments to Articles of Organization) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement;

(c) All other certificates or other instruments required to be filed by the Company under the laws of the State of Oregon or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a Limited Liability Company under the laws of the State of Oregon;

(d) One or more fictitious name statements;

(e)   The Consent Statement in the Entity Classification Election, IRS Form 8832, and any similar form of the State of Oregon, if any, electing to be classified as a partnership; and

(f)   All documents which may be required to dissolve and terminate the Company and to cancel its Articles of Organization.

5.6.2 Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of a Membership Interest, except that if the Assignee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

ARTICLE 6

TRANSFERS OF INTERESTS, ADMISSION AND WITHDRAWALS OF MEMBERS

6.1   Voluntary Transfers. Except as otherwise provided in this Article 6, no Member may Transfer all, or any portion of, or any interest or rights in, the Membership Interest owned by the Member. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The attempted Transfer of any portion or all of a Membership Interest in violation of the prohibition contained in this Article 6.1 shall be deemed invalid, null and void, and of no force or effect, except any Transfer mandated by operation of law and then only to the extent necessary to give effect to such Transfer by operation of law.

6.1.1 Conditions to Transfer. No Transfer under any provisions of this Article 6 may be effected unless the proposed transferor provides the Manager with each of the following documents and assurances as the Manager may, in the Manager's discretion, require:

(a)   An opinion of counsel acceptable to the Manager addressing the securities, tax and/or regulatory issues raised, or potentially raised, by the proposed Transfer, including without limitation, the effect of the proposed sale or transfer on the exemption(s) from securities laws relied on by the Company and its Members;

(b)   A written acknowledgment, executed by the transferee, that such transferee shall be bound by and subject to the terms of this Agreement, including Article 6 hereof;

(c)   A transfer fee to the Company that is sufficient to cover all reasonable expenses connected with the Transfer, including legal fees; and

(d)   Such other documents or instruments as the Manager may deem necessary or desirable in connection with such Transfer.

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6.1.2 Permitted Transfers.

(a)   Upon written notice to the other Members, a Member may, without obtaining the consent of any other Member, Transfer all or any portion of his or her Membership Interest: (i) by testamentary disposition, by intestate succession, or by gift from a Member to the Member's spouse and/or issue; (ii) to a trust created for the benefit of the Member, the Member's spouse, the Member's family member(s), and/or issue, provided such trust is controlled by the Member, and/or his or her family member(s); or (iii) with the unanimous written consent of the other Members, which consent may be withheld in each such Member's sole and absolute discretion.

(b)   The Members hereby acknowledge and agree that up to ten percent (10%) of the Membership Interests held by Kevin Keck and Gail Keck may be transferred to key employees of the Company pursuant to the Company's Membership Interest Vesting Agreement, effective January 1, 2019 ("Vesting Agreement").

(c)   Except for a Transfer described in Articles 6.1.2(a) and 6.1.2(b), any other Transfer of any Member's Economic Interest or Membership Interest shall be subject to the provisions of Article 6.1.1 and the consent of the Manager, in the Manager's reasonable discretion.

(d)   Except as otherwise agreed to by the other Members, the Transfer of an Economic Interest pursuant to this Article 6.1.2 shall not result in the Transfer of any of the transferor's other Membership rights. Unless admitted as a Substitute Member in accordance with Article 6.4, the transferee of such Economic Interest shall have no right to: (i) become a Member; (ii) exercise any Membership rights other than those specifically pertaining to the ownership of an Economic Interest; or (3) act as an agent of the Company.

6.1.3 Right of First Refusal.

(a)   If a Member receives a bona fide written offer which the Member desires to accept from any other Person, including another Member, to purchase all, or any portion, of that Member's Membership Interest, then the following shall occur prior to any such transfer:

(i)   The Membership Interest shall be first offered in writing ("First Notice") to the other Members ("non-transferring Members") at either, as determined by the non-transferring Members in their sole and absolute discretion, (1) at the price or exchange value and on the terms the Membership Interest is proposed to be sold or exchanged to the other Person or (2) at the price determined in accordance with Article 6.1.2 and on the terms identified in Article 6.1.2. The non-transferring Members shall have a period of thirty (30) days ("Offer Period") in which to accept or reject the offer upon either the price and terms stated in the First Notice or as determined in accordance with Article 6.2.1.

(ii)   If the non-transferring Members do not so elect to acquire the Membership Interest, the transferor Member may sell such Membership Interest to the person identified in the First Notice during a four (4) month period following the expiration of the thirty (30) day period referred to in Article 6.1.3(a)(1) above, but not on terms more favorable to the purchaser than said terms. The First Notice shall contain all of the terms of the prospective transfer, the name of the proposed transferee, the purchase price and other terms and conditions of payment, and the date on or about which such sale is scheduled to occur.

(iii)   If any non-transferring Members accept the offer set forth in the First Notice, the transfer shall be completed by counsel for the Company within sixty (60) days of the acceptance of said offer. If more than one non-transferring Member accepts the offer set forth in the First Notice, such Members shall be entitled to purchase the subject Membership Interest, pro rata, in proportion to their Percentage Interest in the Company.

6.2   Events Causing Involuntary Transfer. Upon the date ("Involuntary Transfer Date") of: (a) filing of a voluntary or involuntary petition in bankruptcy by or against a Member, or the adjudication of a Member as a bankrupt; (b) written admission of insolvency by a Member; (c) an assignment for the benefit of creditors by a Member; (d) the appointment of a receiver or trustee with respect to a substantial part of a Member's assets; or (e) attachment or levy on a Member's interest in the Property which is not dissolved, discharged or released within thirty (30) days (the Member suffering an event described above shall be referred to in this Article 6.2 as the "Involuntary transferring Member"), the other Members, or any of them, at their option, shall have the right to purchase the involuntarily transferring Member's entire Membership Interest in accordance with this Article 6.2 and on the terms and conditions set forth in this Article. The remaining Members or any of them shall exercise said right to purchase by delivery of a notice to the involuntarily transferring Member or his or her successor within ninety (90) days after the date the remaining Members are notified of the occurrence of an event described herein. If more than one Member elects to purchase the Membership Interest of the involuntary transferring Member, the Members so electing shall be entitled to purchase the Membership Interest in the proportion that each purchasing Member's Percentage Interest bears to the total Percentage Interests of all of the purchasing Members.

6.2.1   Price. In the event the other Member or Members elect, following the occurrence of an Involuntary Transfer described in Article 6.2, to purchase the entire Membership Interest of the involuntarily transferring Member, the purchase price to be paid by such Member or Members ("Purchasing Member") shall be determined by the agreement of the purchasing Member and the involuntarily transferring Member or, if they cannot agree within thirty (30) days, shall be based on the "fair market value" of the Membership Interest as determined by appraisal pursuant to Article 6.2, less normal selling expenses and adjustments pursuant to Article 6.2.1(f). Such appraised fair market value ("Appraised Value") shall be determined by three (3) disinterested appraisers, each of whom shall have not less than five (5) years' experience valuing business interests similar to the Membership Interests in the Company and shall have offices located in Sacramento County and/or Placer County, California (referred to herein as a "qualified appraiser"). The Appraised Value shall be determined solely in accordance with the following:

(a)   Selection of Appraisers: Within fifteen (15) days of expiration of the thirty (30) day period referred to in the introductory paragraph of Article 6.2, the purchasing Members shall send the involuntarily transferring Member a demand for appraisal which demand, to be effective, must state the name, address and qualifications of a single qualified appraiser selected by the purchasing Member. Within thirty (30) days from that date, the involuntarily transferring Member shall select a second qualified appraiser. In the event a second qualified appraiser is not so selected, the Appraised Value of the subject Membership Interest shall be determined solely by the appraiser selected by the purchasing Members. If the involuntarily transferring Member timely selects a second appraiser, the involuntarily transferring Member shall promptly notify the purchasing Members in writing of the name, address and qualifications of the second appraiser so appointed. As promptly as possible thereafter, the two appraisers so appointed shall appoint a third qualified appraiser and notify each of the Members, in simple letter form, of (i) the name, address and qualifications of the appraiser so selected, and (ii) the

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scheduled date for the first meeting of the appraisers (if such date is then known). In the event two appraisers so appointed shall fail to appoint a third qualified appraiser within thirty (30) days from the second qualified appraiser's appointment, such third qualified appraiser shall be appointed by the American Arbitration Association at the request of any Member.

(b)   Joint Appraisal: The three (3) appraisers so selected shall meet at a mutually convenient time and place, within forty-five (45) days after the appointment of the third qualified appraiser, in an attempt to determine the Appraised Value of the Membership Interest at issue. In determining the Appraised Value, the appraisers shall not apply any reduction or discount based upon the lack of a controlling interest or the lack of marketability of the Membership Interest or similar factors. It is the intention that the Appraised Value of each Member's Membership Interest will be equal to the amount that would have been received by each Member had the assets of the Company been sold at fair market value and the Company dissolved. The appraisers shall continue to consult, at such times as they may deem necessary, for a thirty (30) day period from the date of their first meeting in an attempt to have at lease two (2) of them agree on the fair market value of the Membership Interest at issue. The fair market value of the Membership Interest at issue, as determined by the agreement of at least two (2) such appraisers, shall conclusively be the "Appraised Value" of the Membership Interest at issue. The agreeing appraisers shall thereupon promptly notify each of the Members, in simple letter form, of the names of the agreeing appraisers, the basis of their appraisals and the "Appraised Value" of the Membership Interest at issue as determined by them.

(c)   Independent Appraisal: In the event two (2) or more of the appraisers are not able to reach agreement as to the Appraised Value of the Membership Interest at issue within thirty (30) days after the first meeting of the appraisers, then each appraiser shall promptly submit his or her independent determination of the basis of his or her appraisal, and the Appraised Value of the Membership Interest at issue in simple letter form, to each of the Members. The Appraised Value of the Membership Interest at issue, as shown on these three independent appraisals, shall be averaged, and said resulting average shall conclusively be the Appraised Value of the Membership Interest at issue. However, if the total amount shown on the lowest appraisal is less than ninety percent (90%) of the total amount shown on the middle appraisal, then the lowest appraisal shall be disregarded, and/or if the total amount shown on the highest appraisal is greater than one hundred ten percent (110%) of the total amount shown on the middle appraisal, that the highest appraisal shall be disregarded. If only one appraisal is so disregarded, the aggregate Appraised Value of the Membership Interest at issue, as shown on the remaining two appraisals, shall be averaged, and said resulting average shall conclusively be the Appraised Value of the Membership Interest at issue. If both the lowest appraisal and the highest appraisal are so disregarded, then the Appraised Value of the Membership Interest at issue, as shown on the middle appraisal, shall conclusively be the Appraised Value of the Membership Interest at issue.

(d)   Single Appraiser: Nothing contained herein shall prevent the purchasing Members and the involuntarily transferring Member from jointly selecting a single appraiser to so determine the fair market value of the Membership Interest at issue, in which event the determination of the same by such appraiser shall conclusively be the "Appraised Value" of the Property.

(e)   Cost of Appraisal: The purchasing Members and the involuntarily transferring Member, respectively, shall bear the fees and expenses of the appraiser selected by or for such party, and the fees and expenses of the third appraiser (or the joint appraiser if one joint appraiser is used) shall be borne fifty percent (50%) by the purchasing Members and fifty percent (50%) by the involuntarily transferring Member

(f)   Definitions: For purposes of any appraisal conducted pursuant to this Article 6.2, with respect to the Membership Interest at issue the terms "fair market value," "normal selling expenses," "adjustments," and "solely for cash" shall have the following meanings:

(1)   The term "fair market value" shall mean the highest price, as of the Appraisal Date, for which the subject Membership Interest may be sold, solely for cash within a reasonable period of time, to a buyer ready, willing and able to perform. In determining such fair market value, the appraiser(s) shall take into consideration the tangible and intangible assets of the Company, along with the existing debt of the Company.

(2)   The term "normal selling expenses" shall mean all ordinary costs and expenses which would normally and typically be incurred by a seller of such a Membership Interest in consummating a sale of the same (including, without limitation, brokerage commissions, closing costs, and legal fees).

(3)   The term "adjustments" shall mean proper adjustments made for: (i) the selling Member's proportionate share, based upon that Member's Percentage Interest, of all liabilities of the Company, including but not limited to any mortgage debt encumbering the Property; (ii) any capital account disparities between the Members; and (iii) other adjustments required by the regulations or generally accepted accounting principles.

(4)   The term "solely for cash" shall mean the purchase of such a Membership Interest for all cash only.

(g)   2019 Appraised Value: Notwithstanding any other provision of this Agreement, the Members acknowledge and agree that the Company shall have a value of Eight Million Dollars ($8,000,000) for purposes of determining the Appraised Value of the Membership Interests pursuant to Article 6.2.1.

6.2.2   Payment. Within sixty (60) days of the determination pursuant to Article 6.2 of the purchase price to be paid to the involuntarily transferring Member, the purchase price shall be paid to the involuntarily transferring Member in cash.

6.3   Voting Restriction. No Member shall participate in any Vote or decision in any matter pertaining to the disposition of that Member's Membership Interest in the Company under this Agreement.

6.4   Admission of a Substitute Member. No transferee of a Member's Interest will be admitted to the Company as a Member ("Substitute Member") without the written consent of a Supermajority of Members, which consent may be withheld in the sole and absolute discretion of the then existing Members. Any Substitute Member must execute an acknowledgment stating that such Substitute Member shall be bound by and subject to the terms of this Agreement.

6.5   Admission of New Member. Upon the written consent of a Supermajority of Members, a new Member may be admitted to the Company. Nothing in this Article 6.5 shall alter the requirement that the Transfer of an existing Membership Interest shall comply with Article 6 of this Agreement. Any new Member must execute an acknowledgment stating that such new Member shall be bound by, and subject to the terms of, this Agreement.

6.6   Dissolution or Divorce of Members. Notwithstanding any other provisions of this Agreement:

6.6.1   If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Membership Interest or portion thereof to that Member at the price set forth in Section 6.2 of this Agreement. If the Member has failed to consummate the purchase within one hundred eighty (180) days after the Award ("Expiration Date"), the Company and the other Member or Members shall have the option to purchase from the former spouse the Membership Interest or portion thereof pursuant to Section 6.2 of this Agreement; provided that the offer Period shall commence on the later of the day following the Expiration Date or the date of actual notice of the Award.

6.6.2   If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (a) that Member or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the Voting Interest included in that Membership Interest, then the Member shall have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion thereof at the price set forth in Section 6.2 of this Agreement. If the Member has failed to consummate the purchase within one hundred eighty (180) days after the date of death ("Expiration Date"), the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof pursuant to Section 6.2 of this Agreement; provided that the Offer Period shall commence on the later of the day following the Expiration Date or the date of actual notice of the death.

ARTICLE 7

DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

7.1   Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1   Upon the sale or other disposition of all or substantially all of the Company's assets and distribution of the proceeds thereof;

7.1.2   Upon the election of a Supermajority of Members to dissolve the Company;

7.1.3   Upon the death, incapacity, expulsion, bankruptcy, suspension, cancellation or dissolution of any Member, unless: (a) there is then at least one Member remaining in the Company; and (b) the sole Member or (if applicable) a Majority of remaining Members, within ninety (90) days after the occurrence of such event, elect to continue the business of the Company; or

7.1.4   The occurrence of any other event which is specified in the Articles, this Agreement or under applicable law as an event causing the dissolution of the Company.

7.2   Procedure for Winding Up and Dissolution. If the Company is dissolved or cancelled, the Manager or, if there is then no Manager, a Member appointed by the majority of the remaining Members shall wind up its affairs.   Upon the winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, second to the Members in return of their Capital Accounts, and then, to the Interest Holders in accordance with Article 4.4.

7.3   Filing of Dissolution or Cancellation Documents. Upon completion of the affairs of the Company, the Manager or duly appointed Member shall promptly file the necessary documents to dissolve and/or cancel the Company with the Secretary of State. If there is no Manager, then the necessary documents to dissolve and/or cancel the Company shall be filed by the remaining Members; if there are no remaining Members, the necessary documents to dissolve and/or cancel the Company shall be filed by the last Person to be a Member; if there is neither a Manager, remaining Member, nor a Person who last was a Member, the necessary documents to dissolve and/or cancel the Company shall be filed by the legal or personal representatives of the Person who last was a Member.

ARTICLE 8

BOOKS, RECORDS, ACCOUNTING AND TAX ELECTIONS

8.1   Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the financial institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2   Books and Records. The Manager shall keep or cause to be kept, at its principal place of business, complete and accurate books, records, and financial statements of the Company and the supporting documentation concerning the Company's business. The books, records, and financial statements of the Company shall be maintained in the method of accounting chosen in the initial filing of the Company's information return. Such books, records, financial statements, and documents shall include, but not be limited to, the following:

(a)   A current list of the full names and last known business or residence addresses of each Member and each Interest Holder with the Contribution and the share in profits and losses of each Member and each Interest Holder specified in such list;

(b)   The Articles of Organization, including all amendments; and any powers-of-attorney under which the Articles of Organization or amendments were executed;

(c)   Federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(d)   This Agreement and any amendments thereto; and any Powers-of-Attorney under which this Agreement or amendments were executed;

(e)   Financial statements for the six most recent years;

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(f)   Internal books and records for the current and three most recent years; and

(g)   A true copy of relevant records indicating the amount, cost, and value of all assets which the Company owns, claims, possesses, or controls.

8.3   Right to Inspect Books and Records and Receive Information.

8.3.1   Upon the reasonable request of a Member for a purpose reasonably related to the interest of that Member, the Manager shall promptly deliver to the requesting Member at the expense of the Company a copy of this Agreement, as well as the information required to be maintained by the Company under subparagraphs (a), (b), and (d) of Article 8.2.1.

8.3.2   Each Member has the right upon reasonable request, and for purposes reasonably related to the interest of that Member, to do the following:

(a)   To inspect and copy during normal business hours any of the records required to be maintained by the Company under Article 8.2.1; and

(b)   To obtain from the Company promptly after becoming available, a copy of the Company's federal, state, and local income tax or information returns for each year.

8.3.3   If the Manager has executed an amendment to the Articles of Organization or this Agreement pursuant to a power of attorney from the Members, the Manager must promptly furnish to the Members a copy of such amendment.

8.3.4   The Manager shall send or shall cause to be sent to each Interest Holder within ninety (90) days after the end of each fiscal year of the Company such information as is necessary to complete federal and state income tax or information returns and a copy of the Company's federal, state and local income tax or information returns for the fiscal year.

8.3.5   Unless otherwise expressly provided in this Agreement, the inspecting or requesting Member shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying of the Company's books and records and the production and delivery of any other books or records.

8.4   Annual Accounting Period. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.5   Tax Elections. The Manager shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754. The decision to make or not make an election shall be at the discretion of the Manager.

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ARTICLE 9

INVESTMENT REPRESENTATIONS

As of the formation of the Company, upon the admittance of each Member subsequent thereto and upon the Effective Date, each Member hereby represents and warrants to, and agrees with the other Members, and the Company as follows:

9.1   Pre-Existing Relationship or Experience. The Member has a pre-existing personal or business relationship with the Company and the Manager, their Affiliates, officers or control persons; or by reason of the Member's business or financial experience; or by reason of the business or financial experience of the Member's financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate of the Company, the Member is capable of evaluating the risks and merits of an investment in the Membership Interest and of protecting the Member's own interests in connection with this investment.

9.2   No Advertising. The Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertisement, or any other form of advertising or general solicitation with respect to the sale of the Membership Interest.

9.3   Investment Intent. The Member is acquiring the Membership Interest for investment purposes for the Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest. No other Person will have any direct or indirect beneficial interest in or right to the Membership Interest.

9.4   Economic Risk. The Member is financially able to bear the economic risk of an investment in the Membership Interest, including the total loss thereof.

9.5   No Registration of Membership Interest. The Member acknowledges that the Membership Interest has not been registered under the Securities Act of 1933, as amended ("Securities Act"), or qualified under any other state or foreign jurisdiction, in reliance, in part, on the Member's representations, warranties, and agreements herein. To obtain an exemption from registration, the Company will rely on the Member's representations that the Member, or such Member's Assignees, is either an accredited investor or otherwise qualifies for exemption under the applicable provisions of the Securities Act.

9.6   Membership Interest is Restricted Security. The Member understands that the Membership Interest is a "restricted security" under the Securities Act, in that the Membership Interest will be acquired from the Company in a transaction not involving a public offering, and that the Membership Interest may be resold without registration under the Securities Act only in certain limited circumstances and that otherwise the Membership Interest must be held indefinitely. The Member acknowledges that there is no public market for the Membership Interest and none is expected to develop, and that, accordingly, it may not be possible for the Member to liquidate his investment in the Company. The Member agrees that he will not make any disposition of all or any part of the Membership Interest, including an Economic Interest, which will result in the violation by such Member or by the Company of the Securities Act or any other applicable state securities laws.

9.7   No Obligation to Register. The Member represents, warrants and agrees that the Company is under no obligation to register or qualify the Membership Interest or interests therein under the Securities Act or under any state securities law, or to assist the Member in complying with any exemption from registration and qualification.

9.8   Investment Risk. The Member acknowledges that the Membership Interest is a speculative investment which involves a substantial degree of risk of loss by the Member of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risk factors related to the purchase of the Membership Interest, including, without limitation, the following: the business of the Company, investing in unimproved real property is extremely risky; the Company is newly organized and has no financial or operating history; there is no assurance that the Company will be successful; and no one should invest who is not prepared to lose the entire amount of the investment.

9.9   Information Reviewed. The Member has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the Membership Interest. The Member has had an opportunity to ask questions and receive answers from the Company and the Manager regarding the terms and conditions of purchase of the Membership Interest and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which the Member deems necessary to evaluate the investment and to verify the accuracy of the information otherwise provided to the Member.

9.10   No Representations. Neither the Manager, any Member, any agent or employee of the Company or of the Manager or any Member, or any other Person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Member may freely Transfer the Membership Interest or any part thereof, including an Economic Interest, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Membership Interest, that past performance or experience on the part of the Manager or Members or their Affiliates or any other Person in any way indicates the predictable results of the ownership of the Membership Interest or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Member by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

9.11   Consultation with Attorney. The Member has been advised to consult with the Member's own attorney regarding all legal matters concerning an investment in the Company and the tax and business and other consequences of participating in the Company, and has done so, to the extent he considers necessary.

9.12   Tax Consequences. The Member acknowledges that the tax consequences to the Member of investing in the Company will depend on the Member's particular circumstances, and neither the Company, the Manager, nor the partners, shareholders, members, manager, agents, attorneys, officers, directors, employees, Affiliates, or consultants of any of them will be responsible or liable for the tax consequences to the Member of an investment with the Company. The Member will look solely to, and rely upon, the Member's own advisers with respect to the tax consequences of this investment.

9.13   No Assurance of Tax Benefits. The Member acknowledges that there can be no assurance that the Code or the Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Member of some of all of the tax benefits the Member might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit to the Member may not be challenged by the Internal Revenue Service.

9.14   Indemnity Regarding Misrepresentation or Omission. The Member shall indemnify and hold harmless the Company, Manager, and any officers, directors, shareholders, managers, members, employees, partners, agents, attorneys, Affiliates, registered representatives, and control persons of any such person or entity who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by such Member, including without limitation, the information in this Article, against losses, liabilities and expenses of the Company, Manager, and any officers, directors, shareholders, managers, members, employees, partners, agents, attorneys, registered representatives, and control persons of any such person or entity (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such Person in connection with such action, suit, proceeding, or the like.

ARTICLE 10

GENERAL PROVISIONS

10.1   Counsel to the Company. The Company has initially selected Hefner, Stark & Marois, LLP as legal counsel to the Company ("Company Counsel"). The Members acknowledge and agree that Company Counsel may also be counsel to the Manager, certain Members, or Affiliates of the Manager or Members. The Manager may execute on behalf of both the Company and the Members any waiver and consent to such multiple representation that Company Counsel may reasonably request pursuant to the applicable code of legal ethics ("Rules"). Each Member acknowledges that Company Counsel does not represent the Manager or any Member personally in the absence of a clear and explicit written agreement to such effect between such Manager or Member and Company Counsel and that, in the absence of any such agreement, Company Counsel shall owe no separate duties to any such Manager or Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between the Company and the Manager or any Member that Company Counsel represents, the Company and each Member and the Manager agree that Company Counsel may represent either the Company or such Member or Manager in any such dispute or controversy to the full extent permitted by the Rules, and the Company and all Members and the Manager hereby consent to such representation and agree to secure separate counsel as they deem necessary. Each Member further acknowledges that: (a) with the knowing and voluntary consent of all parties, Company Counsel has represented the interests of the Company in connection with preparation of this Agreement, and related matters; and (b) while communications between Company Counsel and the Company, its Members and the Manager may be confidential with respect to third parties under the Rules, neither the Member or the Manager has any expectation that any such communications are confidential with respect to and an all Members and the Manager of the Company. Each Member also acknowledges that Company Counsel has not counseled, or rendered any advice to, the Member regarding the advisability of investing in the Company. EACH MEMBER FURTHER ACKNOWLEDGES THAT COMPANY COUNSEL HAS NOT MADE ANY REPRESENTATIONS REGARDING THE RETURNS ON THE INVESTMENT IN THE COMPANY OR THE TAX CONSEQUENCES OF THE INVESTMENT IN THE COMPANY.

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10.2 Spousal Consent. Each spouse of any individual Member shall execute a consent in the form attached as Exhibit B hereto.

10.3 Assurances. The Members shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

10.4 Notice. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, sent by overnight courier, or transmitted by electronic means. Any notice to be given hereunder by the Company shall be given to each of the Members and Interest Holders. Any such notice must be addressed to a Member or an Interest Holder at the last known address on the records of the Company. Any notice to the Company must be addressed to the Company's principal office. Any notice delivered personally will be deemed given only when actually delivered to the Person to whom it is addressed. Any notice that is sent by first class mail, postage prepaid will be deemed given three (3) business days after it is mailed. Any notice that is sent by overnight courier to be delivered the next business day will be deemed given on the day the overnight carrier's tracking system indicates that it has been delivered. Any notice that is transmitted by facsimile or electronic mail shall be deemed given upon confirmation of the successful transmission thereof, provided the confirmation demonstrates that the transmission was completed between the hours of 8:00 a.m. and 6:00 p.m. Monday through Friday; otherwise, the transmission shall be deemed given upon the next business day. Any party may designate, by notice to all others, substitute addresses or facsimile numbers, or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

10.5 Integration and Amendment. This Agreement constitutes the complete and exclusive statement of the Members. It supersedes all prior written and oral statements and agreements, including any prior operating agreement or understanding relating to the subject matter hereof. Except as expressly provided otherwise herein, this Agreement may only be amended in writing with the consent of the Members.

10.6 Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the law of the State of Oregon.

10.7 Headings. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

10.8 Binding Provisions. This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

10.9 Jurisdiction and Venue. Any suit involving any dispute or matter arising under this Agreement between the Company, the Manager and/or the Members may only be filed before the Sacramento County Superior Court ("Court"). All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

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10.10 Interpretation. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require. References to articles, sections (or subdivisions of sections), exhibits, annexes, or schedules are to those of this Agreement, unless otherwise indicated.

10.11 Severability. Each provision of this Agreement shall be considered severable and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

10.12 Estoppel Certificate. If and when required by the Company or by the Manager, each Member shall, within ten (10) days after such written request, deliver to the requesting Person a certificate stating, to the Member's knowledge, that: (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the Member, or if there is a default, the nature and extent thereof. If the certificate is not received within the 10-day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power-of-attorney granted in Article 5.6.

10.13 Professionals' Fees. In any dispute among the Company, Members and/or the Manager, whether or not resulting in litigation, the party substantially prevailing shall be entitled to recover from the other party all expenses incurred, including without limitation, reasonable attorneys' fees and costs, accountants' fees and costs and experts' fees and costs.

10.14 Time of the Essence. Time is of the essence of every provision of this Agreement that specifies a time for performance.

10.15 Authority to Contract. Each Member represents and warrants that the Member has full power and authority to enter into this Agreement.

10.16 Exhibits. Any and all exhibits attached to this Agreement are, by this reference, incorporated herein and made a part hereof.

10.17 Effectiveness of Agreement. This Agreement shall be deemed to be effective as of the Effective Date.

10.18 Counterparts and Electronic Signatures. This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original, but all of which, when taken together, shall constitute one Agreement. In addition to the foregoing, any party may deliver a signed counterpart of this Agreement by facsimile, email, text, digital image or other electronic or digital means and any such signed counterpart shall be deemed an original hereof. The Members acknowledge that this Agreement may be executed by providing an electronic signature under the terms of the Electronic Signatures Act, 15 U.S.C. § 7001 et seq., and that this Agreement may not be denied legal effect solely because it is in electronic form or permits the completion of the business transaction referenced herein electronically instead of in person.

(Signatures are on the following pages.)

IN WITNESS WHEREOF, this Agreement is effective as of the Effective Date.

MEMBERS

The Keck Trust

By _____
   Kevin W. Keck, Trustee

By _____
   Gail W. Keck, Trustee

The Brian Christopher Keck Irrevocable
Family Protection Trust

By _____
   Kevin W. Keck, Trustee

By _____
   Gail W. Keck, Trustee

The Jo Ann Keck Connor Special Irrevocable
Family Protection Trust

By _~~Jo Ann Keck Connor, Trust~~_____
   Jo Ann Keck Connor, Trustee

Keck 1998 Living Trust

By _____
   Gary L. Keck, Trustee

By _____
   Anna E. Keck, Trustee

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IN WITNESS WHEREOF, this Agreement is effective as of the Effective Date.

MEMBERS

The Keck Trust

By Kevin W Keck

Kevin W. Keck, Trustee

By Gail W Keck

Gail W. Keck, Trustee

The Brian Christopher Keck Irrevocable Family Protection Trust

By Kevin W Keck

Kevin W. Keck, Trustee

By Gail W Keck

Gail W. Keck, Trustee

The Jo Ann Keck Connor Special Irrevocable Family Protection Trust

By ____________________

Jo Ann Keck Connor, Trustee

The Gary Lee Keck Special Irrevocable Family Protection Trust Dated 12/28/2009

~~Keck 1998 Living Trust~~ GLK

By Gary L Keck

Gary L. Keck, Trustee

GLK ~~By~~ ____________________

Anna E. Keck, Trustee

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The Philip William Keck Irrevocable Family
Protection Trust

By _____
    Kevin W. Keck, Trustee

By _____
    Gail W. Keck, Trustee

The Laura Eastburn Keck Irrevocable Family
Protection Trust

By _____
    Kevin W. Keck, Trustee

By _____
    Gail W. Keck, Trustee

_____
Michael Moore

_____
Chris Johnson

_____
Jon Lilley

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EXHIBIT A
TO
OPERATING AGREEMENT OF
JJ PFISTER DISTILLING COMPANY, LLC

Names and Addresses of Members	Percentage Interest
Kevin W. Keck and Gail W. Keck Trustees of The Keck Trust 1059 Wilhaggin Park Lane Sacramento, CA 95864 Email: kevin.keck@jjpfister.com	78.25%
Kevin W. Keck and Gail W. Keck Trustees of The Brian Christopher Keck Irrevocable Family Protection Trust 1059 Wilhaggin Park Lane Sacramento, CA 95864 Email: kevin.keck@jjpfister.com and Brian C. Keck, Beneficiary 1059 Wilhaggin Park Lane Sacramento, CA 95864 Email: brian.keck@jjpfister.com	6%
Jo Ann Keck Connor Trustee of The Jo Ann Keck Connor Special Irrevocable Family Protection Trust 50 Oak Street Los Altos, CA 94022 Email: joannconnor@yahoo.com	6%
Gary L. Keck and Anna E. Keck Trustees of the Keck 1998 Living Trust 697 Tarrytown Court San Jose, CA 95136 Email: gary.keck@comcast.net	5%

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Kevin W. Keck and Gail W. Keck
Trustees of The Philip William Keck Irrevocable
Family Protection Trust
1059 Wilhaggin Park Lane
Sacramento, CA 95864
Email: kevin.keck@jjpfister.com   2%

and

Phillip Keck, Beneficiary
4807 Sacred Habitat Court
Rocklin CA 95677
Email: philipwkeck@yahoo.com

Kevin W. Keck and Gail W. Keck, Trustees of The   2%
Laura Eastburn Keck Irrevocable Family Protection
Trust
1059 Wilhaggin Park Lane
Sacramento, CA 95864
Email: kevin.keck@jjpfister.com

and

Laura Keck Gifford, Beneficiary
421 Van Wyck Mews
Norfolk, VA 23517
Email: laurakeckgifford@gmail.com
Michael Moore   0.25%
11858 Rubilite Way
Rancho Cordova, CA 95742
Email: mike.moore@jjpfister.com

Chris Johnson   0.25%
540 Rutgers Drive
Davis, CA 95616
Email: chris.johnson@jjpfister.com

Jon Lilley   0.25%
1228 Valle Vista Avenue
Vallejo, CA 94589
Email: jon.lilley@jjpfister.com

EXHIBIT B
TO
OPERATING AGREEMENT OF
JJ PFISTER DISTILLING COMPANY, LLC

CONSENTS OF SPOUSES

(See attached.)

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CONSENT OF SPOUSE

I, Jim Connor, spouse of Jo Anne Connor, acknowledge that I have read the foregoing Amended and Restated Operating Agreement for JJ Pfister Distilling Company, LLC, an Oregon limited liability company ("Company"), effective January 1, 2019, as amended from time to time ("Agreement"), and that I understand its terms and the effects thereof. I am aware that the terms of the Agreement restrict the ability to transfer, sell or otherwise dispose of the membership interests of the Company owned by my spouse and my community property interest, if any, in those membership interests.

I hereby consent to and approve of all of the provisions of the Agreement. I agree that the membership interests owned by my spouse and any interest I may have in them are subject to the terms and conditions of the Agreement. I further consent to the exercise by the Company and/or any of the Members of any of their rights under the Agreement with respect to the membership interests, including but not limited to, the right to purchase the membership interest owned by my spouse and any interest I may have in them pursuant to the provisions of the Agreement. I covenant and agree that I will not take any action at any time to hinder the operation of the Agreement with regard to the membership interests owned by my spouse or my interest, if any, in them.

I acknowledge and confirm that, prior to executing this Consent of Spouse, I have reviewed the Agreement and this Consent of Spouse, or had the opportunity to review the Agreement and this Consent of Spouse, with counsel of my own choice, and I hereby waive any and all claims arising out of my decision not to so review the Agreement and this Consent of Spouse (if such is the case) or arising out of any conflict of interest as may exist in connections with the preparation of the Agreement or this Consent of Spouse.

The signature on this Consent, if delivered by facsimile or electronic mail, shall be deemed an original hereof.

Effective Date: January 1, 2019

_____
Jim Connor

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CONSENT OF SPOUSE

I, Edie Keck, spouse of Gary Keck, acknowledge that I have read the foregoing Amended and Restated Operating Agreement for JJ Pfister Distilling Company, an Oregon limited liability company ("Company"), effective January 1, 2019, as amended from time to time ("Agreement"), and that I understand its terms and the effects thereof. I am aware that the terms of the Agreement restrict the ability to transfer, sell or otherwise dispose of the membership interests of the Company owned by my spouse and my community property interest, if any, in those membership interests.

I hereby consent to and approve of all of the provisions of the Agreement. I agree that the membership interests owned by my spouse and any interest I may have in them are subject to the terms and conditions of the Agreement. I further consent to the exercise by the Company and/or any of the Members of any of their rights under the Agreement with respect to the membership interests, including but not limited to, the right to purchase the membership interest owned by my spouse and any interest I may have in them pursuant to the provisions of the Agreement. I covenant and agree that I will not take any action at any time to hinder the operation of the Agreement with regard to the membership interests owned by my spouse or my interest, if any, in them.

I acknowledge and confirm that, prior to executing this Consent of Spouse, I have reviewed the Agreement and this Consent of Spouse, or had the opportunity to review the Agreement and this Consent of Spouse, with counsel of my own choice, and I hereby waive any and all claims arising out of my decision not to so review the Agreement and this Consent of Spouse (if such is the case) or arising out of any conflict of interest as may exist in connections with the preparation of the Agreement or this Consent of Spouse.

The signature on this Consent, if delivered by facsimile or electronic mail, shall be deemed an original hereof.

Effective Date: January 1, 2019

Anna E Keck
Edie Keck

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CONSENT OF SPOUSE

I, Trinh Moore, spouse of Michael Moore, acknowledge that I have read the foregoing Amended and Restated Operating Agreement for JJ Pfister Distilling Company, an Oregon limited liability company ("Company"), effective January 1, 2019, as amended from time to time ("Agreement"), and that I understand its terms and the effects thereof. I am aware that the terms of the Agreement restrict the ability to transfer, sell or otherwise dispose of the membership interests of the Company owned by my spouse and my community property interest, if any, in those membership interests.

I hereby consent to and approve of all of the provisions of the Agreement. I agree that the membership interests owned by my spouse and any interest I may have in them are subject to the terms and conditions of the Agreement. I further consent to the exercise by the Company and/or any of the Members of any of their rights under the Agreement with respect to the membership interests, including but not limited to, the right to purchase the membership interest owned by my spouse and any interest I may have in them pursuant to the provisions of the Agreement. I covenant and agree that I will not take any action at any time to hinder the operation of the Agreement with regard to the membership interests owned by my spouse or my interest, if any, in them.

I acknowledge and confirm that, prior to executing this Consent of Spouse, I have reviewed the Agreement and this Consent of Spouse, or had the opportunity to review the Agreement and this Consent of Spouse, with counsel of my own choice, and I hereby waive any and all claims arising out of my decision not to so review the Agreement and this Consent of Spouse (if such is the case) or arising out of any conflict of interest as may exist in connections with the preparation of the Agreement or this Consent of Spouse.

The signature on this Consent, if delivered by facsimile or electronic mail, shall be deemed an original hereof.

Effective Date: January 1, 2019

_____ 1/2/19
Trinh Moore

CONSENT OF SPOUSE

I, Julia Johnson, spouse of Chris Johnson, acknowledge that I have read the foregoing Amended and Restated Operating Agreement for JJ Pfister Distilling Company, an Oregon limited liability company ("Company"), effective January 1, 2019, as amended from time to time ("Agreement"), and that I understand its terms and the effects thereof. I am aware that the terms of the Agreement restrict the ability to transfer, sell or otherwise dispose of the membership interests of the Company owned by my spouse and my community property interest, if any, in those membership interests.

I hereby consent to and approve of all of the provisions of the Agreement. I agree that the membership interests owned by my spouse and any interest I may have in them are subject to the terms and conditions of the Agreement. I further consent to the exercise by the Company and/or any of the Members of any of their rights under the Agreement with respect to the membership interests, including but not limited to, the right to purchase the membership interest owned by my spouse and any interest I may have in them pursuant to the provisions of the Agreement. I covenant and agree that I will not take any action at any time to hinder the operation of the Agreement with regard to the membership interests owned by my spouse or my interest, if any, in them.

I acknowledge and confirm that, prior to executing this Consent of Spouse, I have reviewed the Agreement and this Consent of Spouse, or had the opportunity to review the Agreement and this Consent of Spouse, with counsel of my own choice, and I hereby waive any and all claims arising out of my decision not to so review the Agreement and this Consent of Spouse (if such is the case) or arising out of any conflict of interest as may exist in connections with the preparation of the Agreement or this Consent of Spouse.

The signature on this Consent, if delivered by facsimile or electronic mail, shall be deemed an original hereof.

Effective Date: January 1, 2019

_____
Julia Johnson

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MEMBERSHIP INTEREST VESTING AGREEMENT

This Membership Interest Vesting Agreement ("Agreement"), effective January 1, 2019 ("Effective Date"), is entered into by and between JJ Pfister Distilling Company, LLC, an Oregon limited liability company ("Company"), and Chris Johnson ("Johnson"). The Company and Johnson are referred to herein collectively as the "Parties" or individually as "Party."

RECITALS

A. Johnson is employed by the Company as a distiller.

B. As part of Johnson's employment with the Company, the Parties have entered into this Agreement to identify the terms and conditions upon which Johnson will acquire a membership interest in the Company.

NOW, THEREFORE, in consideration of the above recitals (which are incorporated into this Agreement) and the warranties, representations, covenants and mutual agreements set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE 1   MEMBERSHIP INTEREST VESTING

Section 1.1   Membership Interest. As of the Effective Date, Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust, owned 78% of the membership interests of the Company.

Section 1.2   Acquisition. Subject to Article 2 herein, and provided Johnson remains employed by the Company on the acquisition dates identified below, Johnson will acquire a membership interest in the Company from Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust, on the following schedule:

a. Twenty-fifths (.25) of a membership interest on January 1, 2019;

b. Twenty-fifths (.25) of a membership interest on January 1, 2020;

c. Twenty-fifths (.25) of a membership interest on January 1, 2021; and

d. Twenty-fifths (.25) of a membership interest on January 1, 2022.

Section 1.3   Acceleration of Acquisition. The acquisition of the Membership Interest pursuant to Section 1.2 shall be accelerated upon the occurrence of any of the following events:

a. The sale of the Company's shares;

b. The sale of all or substantially all of the Company's assets;

c. The dissolution of the Company;

d. The cessation of the Company's business;

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by email to the recipient; (c) three (3) business days after being sent by certified U.S. mail, return receipt requested, postage prepaid, and addressed to the recipient at the address set forth herein; or (d) when the tracking system of an overnight delivery service confirms delivery, provided the delivery service's charges were prepaid and the package was addressed to the recipient as set forth herein. The addresses for the Parties where any notice shall be sent are identified in the signature blocks of this Agreement. Any Party may change his or its address identified herein, or designate an additional address, for purposes of this Agreement by giving the other Party written notice of the new or additional address in the manner set forth herein.

Section 3.2 **Attorneys' Fees.** If any Party hereto files any action or proceeding against any other Party arising out of or relating to this Agreement, or to interpret or enforce this Agreement, the prevailing party in such action or proceeding, shall be entitled to recover its costs of suit and reasonable attorneys' fees to be determined by the Court (defined below). The "prevailing party" shall be the Party (if any) entitled by law to recover that Party's costs of suit.

Section 3.3 **Entire Agreement.** The Parties acknowledge and agree that this Agreement constitutes the entire understanding between them respecting the subject matter herein, and any and all prior discussions that have taken place, negotiations, and understandings are merged herein. The Parties agree that this Agreement shall not be construed against any Party, but shall be construed as though all Parties participated in the drafting of this Agreement.

Section 3.4 **Modification and Waiver.** No modification or waiver of this Agreement is binding unless it is in writing and signed by the Parties or a duly authorized representative of each of the Parties. No breach of any provision of this Agreement may be waived unless done so in writing. The waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or other provisions hereof.

Section 3.5 **Governing Law and Venue.** This Agreement shall be construed in accordance with and governed by the laws of the State of California. The Parties agree that the Sacramento County Superior Court ("Court") shall be the exclusive venue for any action or proceeding arising out of or relating to this Agreement, or to interpret or enforce this Agreement, and the Parties agree to submit to the exclusive jurisdiction of the Court.

Section 3.6 **Inurement.** This Agreement shall be binding upon and the benefits shall inure to the parties hereto, their heirs, executors, personal representatives, successors and assigns.

Section 3.7 **No Additional Inducement.** The Parties declare and represent that no promise, inducement, or representation has been made to them except as expressly set forth herein, and that this Agreement is executed without reliance on any promise, inducement or representation except as expressly set forth herein. This Agreement is fully and voluntarily entered into by the Parties.

Section 3.8 **Descriptive Headings.** The titles and captions in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision herein.

Section 3.9 **Severability.** In the event any of the provisions of this Agreement are deemed to be invalid and unenforceable, those provisions shall be deemed severable from the remainder of this Agreement, and shall not cause the invalidity or unenforceability of the balance of this Agreement.

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Section 3.10 Counterparts and Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Any signed counterpart may be delivered by any party by facsimile or electronic mail and any such counterpart shall be deemed an original thereto.

COMPANY

JJ PFISTER DISTILLING COMPANY, LLC,
an Oregon limited liability company

By: _____
Kevin W. Keck, Manager

Address: 1509 Wilhaggin Park Lane
Sacramento, CA 95864
Email: kevin.keck@jjpfister.com

JOHNSON

_____
Chris Johnson

Address: 540 Rutgers Drive
Davis, CA 95616
Email: chris.johnson@jjpfister.com

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MEMBERSHIP INTEREST VESTING AGREEMENT

This Membership Interest Vesting Agreement ("Agreement"), effective January 1, 2019 ("Effective Date"), is entered into by and between JJ Pfister Distilling Company, LLC, an Oregon limited liability company ("Company"), and Jon Lilley ("Lilley"). The Company and Lilley are referred to herein collectively as the "Parties" or individually as "Party."

RECITALS

A.   Lilley is employed by the Company as the Director of Sales.

B.   As part of Lilley's employment with the Company, the Parties have entered into this Agreement to identify the terms and conditions upon which Lilley will acquire a membership interest in the Company.

NOW, THEREFORE, in consideration of the above recitals (which are incorporated into this Agreement) and the warranties, representations, covenants and mutual agreements set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE 1   MEMBERSHIP INTEREST VESTING

Section 1.1   **Membership Interest.** As of the Effective Date, Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust, owned 78% of the membership interests of the Company.

Section 1.2   **Acquisition.** Subject to Article 2 herein, and provided Lilley remains employed by the Company on the acquisition dates identified below, Lilley will acquire a membership interest in the Company from Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust, on the following schedule:

    a.   Twenty-fifths (.25) of a membership interest on January 1, 2019;

    b.   Twenty-fifths (.25) of a membership interest on January 1, 2020;

    c.   Twenty-fifths (.25) of a membership interest on January 1, 2021; and

    d.   Twenty-fifths (.25) of a membership interest on January 1, 2022.

Section 1.3   **Acceleration of Acquisition.** The acquisition of the Membership Interest pursuant to Section 1.2 shall be accelerated upon the occurrence of any of the following events:

    a.   The sale of the Company's shares;

    b.   The sale of all or substantially all of the Company's assets;

    c.   The dissolution of the Company;

    d.   The cessation of the Company's business;

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e.   The merger of the Company with another entity in which Company is not the surviving entity;

f.   The filing of a bankruptcy by the Company;

g.   The filing of an involuntary bankruptcy against Company that is not dismissed within ninety (90) days;

h.   The insolvency of the Company;

i.   The admission of an Additional Member to the Company after January 2, 2019;

j.   An assignment for the benefit of creditors by the Company; or

k.   The creation of any other class of Membership Interest after January 1, 2019.

ARTICLE 2   TERMINATION OF VESTING RIGHTS

Section 2.1   Events of Termination. Lilley's vesting rights shall terminate and Lilley shall no longer be entitled to acquire any then unvested portions of the membership interest, immediately and without any further notice to Lilley, upon the occurrence of any of the following events:

a.   The termination of Lilley's employment with the Company with or without cause and for any reason or for no reason;

b.   The commission of any crime, a felony or a misdemeanor, by Lilley;

c.   The entry of a guilty plea (or a plea of nolo contendere) to any crime, a felony or a misdemeanor by Lilley;

d.   Any fraudulent activity by Lilley with respect to the Company, its assets or its operations;

e.   The temporary disability of Lilley which prevents him from performing the duties of his position for a period of at least ninety (90) days;

f.   The permanent disability of Lilley as determined by a medical doctor; or

g.   The death of Lilley.

Section 2.2   Effect of Termination. Upon the termination of the vesting rights under Section 2.1, Lilley shall be entitled to retain the portions of the membership interest that he acquired prior to the date of termination. However, following such termination, he shall not be permitted to exercise any voting rights regarding his membership interest or any portion thereof.

ARTICLE 3   GENERAL PROVISIONS

Section 3.1   Notices. All notices, requests, waivers and other communications given pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly delivered (a) when hand delivered to the recipient; (b) when successfully transmitted by facsimile or by email to the recipient; (c) three (3) business days after being sent by certified U.S. mail, return receipt requested, postage prepaid, and addressed to the recipient at the address set forth herein; or (d) when the tracking system of an overnight delivery service confirms delivery, provided the delivery service's charges were prepaid and the package was addressed to the recipient as set forth herein. The addresses for the Parties where any notice shall be sent are identified in the signature blocks of this Agreement. Any Party may change his or its address identified herein, or designate an additional address, for purposes of this Agreement by giving the other Party written notice of the new or additional address in the manner set forth herein.

Section 3.2   Attorneys' Fees. If any Party hereto files any action or proceeding against any other Party arising out of or relating to this Agreement, or to interpret or enforce this Agreement, the prevailing party in such action or proceeding, shall be entitled to recover its costs of suit and reasonable attorneys' fees to be determined by the Court (defined below). The "prevailing party" shall be the Party (if any) entitled by law to recover that Party's costs of suit.

Section 3.3   Entire Agreement. The Parties acknowledge and agree that this Agreement constitutes the entire understanding between them respecting the subject matter herein, and any and all prior discussions that have taken place, negotiations, and understandings are merged herein. The Parties agree that this Agreement shall not be construed against any Party, but shall be construed as though all Parties participated in the drafting of this Agreement.

Section 3.4   Modification and Waiver. No modification or waiver of this Agreement is binding unless it is in writing and signed by the Parties or a duly authorized representative of each of the Parties. No breach of any provision of this Agreement may be waived unless done so in writing. The waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or other provisions hereof.

Section 3.5   Governing Law and Venue. This Agreement shall be construed in accordance with and governed by the laws of the State of California. The Parties agree that the Sacramento County Superior Court ("Court") shall be the exclusive venue for any action or proceeding arising out of or relating to this Agreement, or to interpret or enforce this Agreement, and the Parties agree to submit to the exclusive jurisdiction of the Court.

Section 3.6   Inurement. This Agreement shall be binding upon and the benefits shall inure to the parties hereto, their heirs, executors, personal representatives, successors and assigns.

Section 3.7   No Additional Inducement. The Parties declare and represent that no promise, inducement, or representation has been made to them except as expressly set forth herein, and that this Agreement is executed without reliance on any promise, inducement or representation except as expressly set forth herein. This Agreement is fully and voluntarily entered into by the Parties.

Section 3.8   Descriptive Headings. The titles and captions in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision herein.

Section 3.9   Severability. In the event any of the provisions of this Agreement are deemed to be invalid and unenforceable, those provisions shall be deemed severable from the remainder of this Agreement, and shall not cause the invalidity or unenforceability of the balance of this Agreement.

Section 3.10 Counterparts and Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Any signed counterpart may be delivered by any party by facsimile or electronic mail and any such counterpart shall be deemed an original thereto.

COMPANY

JJ PFISTER DISTILLING COMPANY, LLC,
an Oregon limited liability company

By: _____
Kevin W. Keck, Manager

    Address: 1509 Wilhaggin Park Lane
                Sacramento, CA 95864
    Email: kevin.keck@jjpfister.com

LiLLEY

_____
Jon Lilley

    Address: 1228 Valle Vista Avenue
                Vallejo, CA 94589
    Email: jon.lilley@jjpfister.com

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MEMBERSHIP INTEREST VESTING AGREEMENT

This Membership Interest Vesting Agreement ("Agreement"), effective January 1, 2019 ("Effective Date"), is entered into by and between JJ Pfister Distilling Company, LLC, an Oregon limited liability company ("Company"), and Michael Moore ("Moore"). The Company and Moore are referred to herein collectively as the "Parties" or individually as "Party."

RECITALS

A.   Moore is employed by the Company as a distiller.

B.   As part of Moore's employment with the Company, the Parties have entered into this Agreement to identify the terms and conditions upon which Moore will acquire a membership interest in the Company.

NOW, THEREFORE, in consideration of the above recitals (which are incorporated into this Agreement) and the warranties, representations, covenants and mutual agreements set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE 1   MEMBERSHIP INTEREST VESTING

Section 1.1   Membership Interest. As of the Effective Date, Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust, owned 78% of the membership interests of the Company.

Section 1.2   Acquisition. Subject to Article 2 herein, and provided Moore remains employed by the Company on the acquisition dates identified below, Moore will acquire a membership interest in the Company from Kevin W. Keck and Gail W. Keck, as Trustees of The Keck Trust, on the following schedule:

        a.   Twenty-fifths (.25) of a membership interest on January 1, 2019;

        b.   Twenty-fifths (.25) of a membership interest on January 1, 2020;

        c.   Twenty-fifths (.25) of a membership interest on January 1, 2021; and

        d.   Twenty-fifths (.25) of a membership interest on January 1, 2022.

Section 1.3   Acceleration of Acquisition. The acquisition of the Membership Interest pursuant to Section 1.2 shall be accelerated upon the occurrence of any of the following events:

        a.   The sale of the Company's shares;

        b.   The sale of all or substantially all of the Company's assets;

        c.   The dissolution of the Company;

        d.   The cessation of the Company's business;

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e. The merger of the Company with another entity in which Company is not the surviving entity;

f. The filing of a bankruptcy by the Company;

g. The filing of an involuntary bankruptcy against Company that is not dismissed within ninety (90) days;

h. The insolvency of the Company;

i. The admission of an Additional Member to the Company after January 2, 2019;

j. An assignment for the benefit of creditors by the Company; or

k. The creation of any other class of Membership Interest after January 1, 2019.

ARTICLE 2   TERMINATION OF VESTING RIGHTS

Section 2.1   Events of Termination. Moore's vesting rights shall terminate and Moore shall no longer be entitled to acquire any then unvested portions of the membership interest, immediately and without any further notice to Moore, upon the occurrence of any of the following events:

a. The termination of Moore's employment with the Company with or without cause and for any reason or for no reason;

b. The commission of any crime, a felony or a misdemeanor, by Moore;

c. The entry of a guilty plea (or a plea of nolo contendere) to any crime, a felony or a misdemeanor by Moore;

d. Any fraudulent activity by Moore with respect to the Company, its assets or its operations;

e. The temporary disability of Moore which prevents him from performing the duties of his position for a period of at least ninety (90) days;

f. The permanent disability of Moore as determined by a medical doctor; or

g. The death of Moore.

Section 2.2   Effect of Termination. Upon the termination of the vesting rights under Section 2.1, Moore shall be entitled to retain the portions of the membership interest that he acquired prior to the date of termination. However, following such termination, he shall not be permitted to exercise any voting rights regarding his membership interest or any portion thereof.

ARTICLE 3   GENERAL PROVISIONS

Section 3.1   Notices. All notices, requests, waivers and other communications given pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly delivered (a) when hand delivered to the recipient; (b) when successfully transmitted by facsimile or by email to the recipient; (c) three (3) business days after being sent by certified U.S. mail, return receipt requested, postage prepaid, and addressed to the recipient at the address set forth herein; or (d) when the tracking system of an overnight delivery service confirms delivery, provided the delivery service's charges were prepaid and the package was addressed to the recipient as set forth herein. The addresses for the Parties where any notice shall be sent are identified in the signature blocks of this Agreement. Any Party may change his or its address identified herein, or designate an additional address, for purposes of this Agreement by giving the other Party written notice of the new or additional address in the manner set forth herein.

Section 3.2 **Attorneys' Fees.** If any Party hereto files any action or proceeding against any other Party arising out of or relating to this Agreement, or to interpret or enforce this Agreement, the prevailing party in such action or proceeding, shall be entitled to recover its costs of suit and reasonable attorneys' fees to be determined by the Court (defined below). The "prevailing party" shall be the Party (if any) entitled by law to recover that Party's costs of suit.

Section 3.3 **Entire Agreement.** The Parties acknowledge and agree that this Agreement constitutes the entire understanding between them respecting the subject matter herein, and any and all prior discussions that have taken place, negotiations, and understandings are merged herein. The Parties agree that this Agreement shall not be construed against any Party, but shall be construed as though all Parties participated in the drafting of this Agreement.

Section 3.4 **Modification and Waiver.** No modification or waiver of this Agreement is binding unless it is in writing and signed by the Parties or a duly authorized representative of each of the Parties. No breach of any provision of this Agreement may be waived unless done so in writing. The waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or other provisions hereof.

Section 3.5 **Governing Law and Venue.** This Agreement shall be construed in accordance with and governed by the laws of the State of California. The Parties agree that the Sacramento County Superior Court ("Court") shall be the exclusive venue for any action or proceeding arising out of or relating to this Agreement, or to interpret or enforce this Agreement, and the Parties agree to submit to the exclusive jurisdiction of the Court.

Section 3.6 **Inurement.** This Agreement shall be binding upon and the benefits shall inure to the parties hereto, their heirs, executors, personal representatives, successors and assigns.

Section 3.7 **No Additional Inducement.** The Parties declare and represent that no promise, inducement, or representation has been made to them except as expressly set forth herein, and that this Agreement is executed without reliance on any promise, inducement or representation except as expressly set forth herein. This Agreement is fully and voluntarily entered into by the Parties.

Section 3.8 **Descriptive Headings.** The titles and captions in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision herein.

Section 3.9 **Severability.** In the event any of the provisions of this Agreement are deemed to be invalid and unenforceable, those provisions shall be deemed severable from the remainder of this Agreement, and shall not cause the invalidity or unenforceability of the balance of this Agreement.

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Section 3.10 Counterparts and Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Any signed counterpart may be delivered by any party by facsimile or electronic mail and any such counterpart shall be deemed an original thereto.

COMPANY

JJ PFISTER DISTILLING COMPANY, LLC,
an Oregon limited liability company

By: _____
Kevin W. Keck, Manager

Address: 1509 Wilhaggin Park Lane
                Sacramento, CA 95864
Email: kevin.keck@jjpfister.com

MOORE

_____
Michael Moore

Address: 11858 Rubilite Way
                Rancho Cordova, CA 95742
Email: mike.moore@jjpfister.com

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WRITTEN CONSENT OF THE MEMBERS
IN LIEU OF A MEETING
OF JJ PFISTER DISTILLING COMPANY, LLC

The undersigned, being all of the Members of JJ Pfister Distilling Company, LLC, an Oregon limited liability company ("Company"), hereby adopt, effective January 1, 2019, the following resolutions by written consent.

ADOPTION OF AMENDED AND RESTATED OPERATING AGREEMENT

RESOLVED, that the Amended and Restated Operating Agreement of the Company, dated January 1, 2019 ("Amendment"), is hereby ratified and approved by the Members of the Company.

RESOLVED FURTHER, that the Manager of the Company is hereby authorized and directed to file in the minute book of the Company a copy of the Agreement.

LOCATION OF MINUTE BOOK

RESOLVED, that the minute book shall be maintained at 1059 Wilhaggin Park Lane, Sacramento, California 95864, unless otherwise determined by the Manager.

ADOPTION OF MEMBERSHIP CERTIFICATE

RESOLVED, that the form of the membership certificate in the minute book is hereby adopted as the membership certificate for use by the Company in the issuance of its membership interests.

ADOPTION OF SEAL

RESOLVED, that there is hereby adopted as the seal of this Company a seal consisting of the following words:

* ORGANIZED AUGUST 2, 2016 * OREGON.

PRINCIPAL EXECUTIVE OFFICE

RESOLVED, that the Company's principal executive office shall be located at 1059 Wilhaggin Park Lane, Sacramento, CA 95864, unless otherwise determined by the Members.

FISCAL YEAR

RESOLVED, that the first fiscal year of the Company shall commence on the first day of each calendar year and shall end on the last day of each calendar year.

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ELECTION OF MANAGER

RESOLVED, that the following person is the Manager of the Company until his removal, resignation, or death, or until the election and qualification of his successor as set forth in the Agreement, whichever shall first occur:

Kent W. Keck

STATEMENT OF INFORMATION

RESOLVED, that the Manager of the Company is hereby authorized and directed to complete the form captioned "Statement of Information" as required by the California Corporations Code and, with the appropriate fee, to file the form (as required by applicable law) with the California Secretary of State.

BANK ACCOUNTS

RESOLVED, that the Manager of the Company is hereby authorized and directed to establish, in the name and on behalf of the Company, one or more checking and/or savings accounts with one or more banks that the Manager shall select in the Manager's discretion. Checks and/or withdrawals shall be permitted on the signatures of the following persons:

Kevin W. Keck
Brian C. Keck
Gail W. Keck

RESOLVED FURTHER, that all form resolutions required by the bank(s) are hereby adopted and approved as though fully set forth in these resolutions, and the Manager is hereby authorized and directed to certify the adoption of these form resolutions and to file them, as certified, in the minute book of the Company.

ISSUANCE OF MEMBESHIP CERTIFICATES

RESOLVED, that the Manager is hereby authorized and directed to issue the membership interests of the Company (represented by membership certificates) to the following persons in the amount and for the consideration set forth in the books and records of the Company:

Name: Kevin W. Keck and Gail W. Keck, Trustees of The Keck Trust
Percentage of Membership Interests: 79%

Name: Kevin W. Keck and Gail W. Keck, Trustees of The Brian
Christopher Keck Irrevocable Family Protection Trust
Percentage of Membership Interests: 6%

Name: Jo Ann Keck Conner, Trustee of The Jo Ann Keck Connor
Special Irrevocable Family Protection Trust
Percentage of Membership Interests: 6%

Name: Gary L. Keck and Anna E. Keck, Trustees of the Keck 1998 Living Trust
Percentage of Membership Interests: 5%

Name: Kevin W. Keck and Gail W. Keck, Trustees of The Philip
     William Keck Irrevocable Family Protection Trust
Percentage of Membership Interests: 2%

Name: Kevin W. Keck and Gail W. Keck, Trustees of The Laura
     Eastburn Keck Irrevocable Family Protection Trust
Percentage of Membership Interests: 2%

Name: Michael Moore
Percentage of Membership Interests: 0.25%

Name: Chris Johnson
Percentage of Membership Interests: 0.25%

Name: Jon Lilley
Percentage of Membership Interests: 0.25%

RESOLVED FURTHER, that the above consideration represents the full value for the membership certificates, and that the consideration shall be credited to the appropriate accounts as determined by the Manager.

RESOLVED FURTHER, that the issuance and sale of the Company's membership interesets shall be conducted in compliance with applicable exemptions from the registration and qualification requirements of the Securities Act of 1933, the California Corporate Securities Law of 1968, and any other applicable state securities laws. The Manager is hereby authorized and directed to take all such actions in the name and on behalf of the Company as the Manager deems necessary or appropriate to obtain and perfect any exemptions, including but not limited to, the filing of any necessary notices or other documents with the Securities and Exchange Commission or any state securities administrator.

RESOLVED FURTHER, upon receipt by this Company of the consideration to be paid for its membership certificates, the Manager is directed to issue to the persons named in these resolutions the membership interests of the Company as indicated above.

GENERAL AUTHORITY

RESOLVED, that the Manager is hereby authorized and directed to do and perform any and all acts, including execution and filing of any documents and certificates, as the Manager shall deem necessary or advisable to carry out the intent and purposes of the foregoing resolutions.

RESOLVED FURTHER, that any action taken by any Manager prior to the date of the resolutions adopted hereby, which is within the authority conferred by these resolutions, is hereby ratified, confirmed, and approved as the acts of the Company.

*   *   *   *   *

This Written Consent of the Members shall be filed in the books and records of the Company and become a part of the records of the Company.

MEMBERS

The Keck Trust

By _____
Kevin W. Keck, Trustee

By _____
Gail W. Keck, Trustee

The Brian Christopher Keck Irrevocable
Family Protection Trust

By _____
Kevin W. Keck, Trustee

By _____
Gail W. Keck, Trustee

The Jo Ann Keck Connor Special Irrevocable
Family Protection Trust

By _~Jo Ann Keck Connor, Trustee~_
Jo Ann Keck Connor, Trustee

Keck 1998 Living Trust

By _____
Gary L. Keck, Trustee

By _____
Anna E. Keck, Trustee

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MEMBERS

The Keck Trust

By _____
Kevin W. Keck, Trustee

By _____
Gail W. Keck, Trustee

The Brian Christopher Keck Irrevocable
Family Protection Trust

By _____
Kevin W. Keck, Trustee

By _____
Gail W. Keck, Trustee

The Jo Ann Keck Connor Special Irrevocable
Family Protection Trust

By _____
Jo Ann Keck Connor, Trustee

The Gary Lee Keck Special Irrevocable Family Protection Trust Dated 12/28/2009
~~Keck 1998 Living Trust~~ *SLK*

By _____
Gary L. Keck, Trustee

By _____
Anna E. Keck, Trustee

K:\JJ Pfister Distilling Company LLC\General Matters (8569-0001)\Documents\agmt written
consent - jj pfister distilling company llc (ver. 3).doc

4

The Philip William Keck Irrevocable Family
Protection Trust

By _____
Kevin W. Keck, Trustee

By _____
Gail W. Keck, Trustee

The Laura Eastburn Keck Irrevocable Family
Protection Trust

By _____
Kevin W. Keck, Trustee

By _____
Gail W. Keck, Trustee

_____
Michael Moore

_____
Chris Johnson

_____
Jon Lilley

K:\J Pfister Distilling Company LLC\General Matters (8569-0001)\Documents\agmt written
consent - jj pfister distilling company llc (ver. 3).doc

5

CERTIFICATE RE INCUMBENCY

JJ Pfister Distilling Company, LLC,
an Oregon limited liability company

I certify that I am the Secretary of JJ Pfister Distilling Company, LLC, an Oregon limited liability company ("Company"), and that as of the date hereof, the following persons are the duly elected and qualified officers of the Company, and the signatures set opposite their names are their genuine signatures:

Name	Office	Signature
Brian C. Keck	Chief Executive Officer	
Kevin W. Keck	President	
Gail W. Keck	Secretary	
Gail W. Keck	Chief Financial Officer	

IN WITNESS WHEREOF, I have signed this certificate effective February 2, 2017.

Gail W. Keck, Secretary

K:\JJ Pfister Distilling Company LLC\General Matters (8569-0001)\Documents\agmt certificate re incumbency - jj pfister distilling company, llc.docx

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